United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
December 2017
Vale S.A.
Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒    Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐        No    ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐        No    ☒
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐        No    ☒
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

FREE TRANSLATION FROM PORTUGUESE VERSION

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF VALE S.A. HELD ON DECEMBER 21, 2017

Publicly Held Company
Corporate Taxpayer’s ID (CNPJ/MF) 33.592.510/0001-54
Board of Trade Registration (NIRE) 33.300.019.766

01 - PLACE, DATE AND TIME:

At the office of Vale S.A. (“Vale” or “Company”), located at Avenida das Américas, no. 700, 2nd Floor, room 218 (auditorium), Città America, Barra da Tijuca, Rio de Janeiro, on December 21, 2017 at 9 a.m.

02 - PANEL:

Chairman:
Mr. Gilmar Dalilo Cezar Wanderley, appointed pursuant to article. 9º, §1º of Vale´s Bylaws
Secretary:
Ms. Maria Isabel dos Santos Vieira

03 - ATTENDANCE AND QUORUM:

Shareholders representing 88% of the Company’s shares attended the meeting, as can be verified in the signatures in the Shareholders Attendance Book and the information contained in the analytical charts prepared by the registrar and by the Company itself, pursuant to Article 21-W, items I and II, of CVM Instruction No. 481/2009, thereby confirming the required quorum for the Extraordinary Shareholders’ Meeting to occur.

Mr. Luciano Siani Pires, Executive Director of Vale, Mr. Rodrigo Carvalho Álvares, representative of Premiumbravo Auditores Independentes, and Messrs. Marcelo Amaral Moraes and Marcus Vinicius Dias Severini, effective members of the Fiscal Council, pursuant to Article 164 of Law No. 6,404/76, also were in attendance.

04 - CALL:

The Extraordinary Shareholders’ Meeting was duly convened through the publication of the Call Notice on November 22, 23 and 24, 2017 in the Official Gazette of the State of Rio de Janeiro, pages 6, 6 and 6, and on November 18, 19, 20 and 21 (single edition), 22 and 23, 2017 in the newspaper Valor Econômico of Rio de Janeiro, pages E4, E3 and E3, in order to vote on the following matters on the Agenda:

I.
Proposal to list Vale’s shares on the “Novo Mercado” special segment of the B3 S.A. – Brasil, Bolsa, Balcão (“B3”);

II.
Amendment of Vale’s By-Laws to reflect the conversion of all class “A” preferred shares into common shares, as well as to adapt them to the current rules of the “Novo Mercado,” if the proposal for listing in item I above is approved, as listed below:

a.
Include §§ 1, 2 and 3 to Article 1 to adjust the By-Laws to comply with the requirements provided for in the Novo Mercado Listing Rules currently in force ("Novo Mercado Listing Rules”);

b.
Amend the head paragraph of Article 5 to reflect the changes in the capital stock resulting from the conversion of all class “A” preferred shares into the Company’s common shares;

c.
Amend §§ 1, 2, 3 and 4 of Article 5 to adjust the By-Laws to comply with the Company’s new reality, with the end of class “A” preferred shares and to the requirements provided for in the Novo Mercado Listing Rules;

d.
Amend §§ 5 and 6 of Article 5 to adjust the wording, considering the conversion of all class “A” preferred shares into common shares;

e.
Amend §§ 1 and 3 of Article 10 to adjust the By-Laws to comply with the requirements provided for in the Novo Mercado Listing Rules;

f.
Delete §§ 2, 3 and 4 of Article 11 to simplify and clarify the By-Laws, since such provisions are regulated under Article 141 of Law No. 6,404/76, and there is no need to reproduce them, with the resulting renumbering of §§ 5 to 14 of said article;

g.
Amend current § 6 of Article 11 of the By-Laws to comply with the requirements provided for in the Novo Mercado Listing Rules;

h.
Amend current §§ 12, 13 and 14 of Article 11 to adjust the references, in view of the deletion of § 2 of Article 11;

i.
Include section XXXV of Article 14 to adjust the By-Laws to comply with the requirements provided for in the Novo Mercado Listing Rules;

j.
Amend the head paragraph of Article 15 to adjust the wording;

k.
Include the Sole Paragraph to Article 30 to adjust the By-Laws to comply with the requirements provided for in the Novo Mercado Listing Rules;

l.
Adjust the Sole Paragraph of Article 36 to clarify the existence of only special-class preferred shares, after the conversion of all class “A” preferred shares into common shares;

m.
Amend the title of Chapter VIII to adjust the By-Laws to comply with the requirements provided for in the Novo Mercado Listing Rules;

n.
Amend section II of Article 42, section II of Article 43 and the head paragraph and § 1 of Article 45 to adjust the new business name of B3;

o.
Amend the head paragraph of Article 48 to include the reference to the new articles 52 and 54 of the By-Laws;

p.
Amend Article 51 and include the new Article 52 to adjust Vale’s By-Laws to comply with the requirements provided for in the Novo Mercado Listing Rules;

q.
Include Articles 53 and 54 and their respective §§ to adjust Vale’s By-Laws to comply with the requirements provided for in the Novo Mercado Listing Rules;

r.
Amend current Article 52 to adjust the numbering and adjust Vale’s By-Laws to comply with the requirements provided for in the Novo Mercado Listing Rules;

III.
Pursuant to articles 224, 225 and 227 of Law No. 6,404/1976, approve the Protocol and Justification of Merger of Balderton Trading Corp. (“Balderton”), a wholly-owned subsidiary of the Company;

IV.
Pursuant to articles 224, 225 and 227 of Law No. 6,404/1976, approve the Protocol and Justification of Merger of Fortlee Investments Ltd. (“Fortlee”), a wholly-owned subsidiary of the Company;

V.
Pursuant to articles 224, 225, 227 and 229 of Law No. 6,404/1976, approve the Protocol and Justification of Partial Spin-off of Empreendimentos Brasileiros de Mineração S.A. (“EBM”), with Merger of the Spun-off Portion into Vale;

VI.
Ratify the appointment of Premiumbravo Auditores Independentes, a specialized company hired to appraise the owners’ equity of Balderton and Fortlee and the spun-off portion of EBM’s equity, to be transferred to Vale;

VII.
Approve the Appraisal Report of Balderton, prepared by the specialized company;

VIII.
Approve the Appraisal Report of Fortlee, prepared by the specialized company;

IX.
Approve the Appraisal Report of the spun-off portion of EBM’s equity, prepared by the specialized company;

X.
Approve the merger, without a capital increase and without the issuance of new shares, of Balderton into Vale;

XI.
Approve the merger, without a capital increase and without the issuance of new shares, of Fortlee into Vale;

XII.
Approve the merger, without a capital increase and without the issuance of new shares, of the spun-off portion of EBM’s equity into Vale; and

XIII.
Ratify the appointments of a principal member and alternate member of the Board of Directors made at the meetings of the Board on October 25, 2017, and November 17, 2017, under § 11 of article 11 of the By-Laws.

All documents required by Law No. 6,404/1976 and by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) applicable to the matters on the Agenda were made available to the Company’s shareholders, on the Company’s investor relations website and through the CVM’s System for Sending Periodic and Occasional Information (Sistema de Envio de Informações Periódicas e Eventuais - IPE) due to the publication of the Call Notice of Meeting.

05 - READING OF DOCUMENTS AND PRELIMINARY CLARIFICATIONS:

In compliance with CVM Instruction No. 481/2009, the Secretary of the Meeting read the consolidated synthetic summary of votes released to the market yesterday, as requested by the Chairman of the Meeting. After the reading, such document remained on the table for consultation by the shareholders.

The documents related to the matters to be discussed during the Meeting could also be found on the table, namely: (i) Publications of the Notice of Meeting;(ii) Manual with information about the Shareholders’ Meeting (“AGE Manual”); (iii) Material about the Novo Mercado;(iv) Report with detailed information about the origin and justification for the amendments proposed to the Company’s By-Laws, as well as the draft of Vale’s By-Laws, as set forth in Article 11 of CVM Instruction No. 481/2009;(v) Protocol and Justification for Merger of Balderton into Vale, with the respective exhibits, including the Appraisal Report;(vi) Protocol and Justification for Merger of Fortlee into Vale, with the respective exhibits, including the Appraisal Report;(vii) Protocol and Justification for Partial Spin-off of EBM, with the respective exhibits, including the Appraisal Report;(viii) Information required by Article 20-A of CVM Instruction No. 481/2009 in connection to the mergers of Balderton and Fortlee and the spun-off portion of EBM;(ix) Good Standing Certificates and Organizational Documents of Balderton and Fortlee;(x) Extracts of the Minutes of Vale’s Board of Directors Meeting dated October 25, 2017 and November 17, 2017;(xi) Opinions of Vale’s Fiscal Council dated October 24, 2017 and November 17, 2017; and (xii) Information about the appraiser pursuant to Article 21 of CVM Instruction No. 481/2009, including copy of the service proposals.

The reading of these documents was unanimously waived by the shareholders, since they are already known by all, after receiving 2.194.484.944 votes in favor and 245.731.352 abstentions.

06 - DRAWING UP AND PUBLICATION OF THE MINUTES

Pursuant to Article 9, § 2 of the By-Laws, the minutes of this Meeting are drawn up in the form of a summary of the resolutions taken and will be published with the omission of the signature of the shareholders in attendance.

07 - RESOLUTIONS:

After debate, the following resolutions were taken:

7.1.
By majority, the proposal to list the Company on the Novo Mercado special segment of the B3 S.A. – Brasil, Bolsa, Balcão was approved.

3.803.413.583 votes in favor, 711.419 votes against and 510.123.054 abstentions were counted.

7.2.
By majority, the amendment in the Company’s By-Laws to reflect the conversion of all class “A” preferred shares into common shares, as voted in the Extraordinary Shareholders’ Meeting and Special Meeting of Class “A” Preferred Shareholders held on October 18, 2017, was approved, as well as to adjust the By-Laws to comply with the current rules of the Novo Mercado. Thus, the following provisions of the By-Laws will go into force as follows:

“Article 1 - (...)
§ 1 - With the admission of Vale to the special listing segment named Novo Mercado, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) Vale, its shareholders, directors, executive officers and members of the Fiscal Council are also subjected to the B3’s Novo Mercado Listing Rules (the “Novo Mercado Rules”).

§ 2 - Vale, its directors, executive officers and shareholders shall conform to the Issuer Listing and Security Trading Admission Rules, including the rules regarding withdrawal and delisting of trading securities approved for trading in the exchange and over-the-counter markets managed by B3.

§ 3 - Where the rights of the public offerees provided for in these By-Laws conflict with the provisions of the Novo Mercado Rules, the provisions of the Novo Mercado Rules will prevail.”

“Article 5 - Vale’s paid-up capital amounts to R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais) divided into 5,284,474,782 (five billion, two hundred and eighty-four million, four hundred and seventy-four thousand and seven hundred and eighty-two) book-entry shares, being R$77,299,999,823.12 (seventy-seven billion, two hundred and ninety-nine million, nine hundred and ninety-nine thousand, eight hundred and twenty-three Reais and twelve cents), divided into 5,284,474,770 (five billion, nine two hundred and eighty-four million, four hundred and seventy-four thousand, seven hundred and seventy) common shares and R$176.88 (one hundred and seventy-six Reais and eighty-eight cents), divided into 12 (twelve) special class preferred (golden) shares, all without nominal value.

§ 1 - The shares are common shares and special class preferred shares. Vale may not issue other preferred shares.

§ 2 - The special class preferred shares shall belong exclusively to the Federal Government and will have the rights expressly and specifically attributed to these shares in the current By-Laws.

§ 3 - Each common share and special class preferred shares shall confer the right to one vote in decisions made at General Meetings, the provisions of § 4 following being observed.

§ 4 - The special class preferred shares will have the same political rights as the common shares, except regarding voting for the election of Board Members, which shall only be attributed to the special class preferred shares with regard to the provisions set forth in §§ 4 and 5 of Article 141 of Law 6,404/76. Also attributed to the special class preferred shares is the right to elect and dismiss one member of the Fiscal Council, and the respective alternate.

§ 5 - Holders of special class preferred shares shall be entitled to receive dividends calculated as set forth in Chapter VII in accordance with the following criteria:

a) priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders' equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher;

b) entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter “a” above is ensured; and

c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed.

§ 6 - Special class preferred shares shall acquire full and unrestricted voting rights should the company fail to pay the minimum dividends to which they are entitled during 3 (three) consecutive fiscal years, under the terms of §5 of Article 5.”

“Article 10 - (...)

§ 1 -
The members of the Board of Directors and the Executive Board shall take office by means of signing the Minute Book of the Board of Directors or the Executive Board, as the case may be, provided that the investiture of the members of the Board of Directors and the Executive Board is subject to prior subscription of the Term of Consent of Administrators in accordance with the provisions of the Novo Mercado Rules, as well as in compliance with the applicable legal requirements.

(...)

§ 3 - The positions of Chairman of the Board of Directors and Chief Executive Officer, or chief executive of the Company, may not be held by the same person.

(...)””

“Article 11 - (...)

§ 2 - From among the 12 (twelve) principal members and their respective alternates of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the company.

§ 3 - Of the members of the Board of Directors, at least 20% (twenty percent) shall be Independent Directors (as defined by the Novo Mercado Rules), and expressly designated as such in the Minutes of the General Meeting that elected them. Members of the Board of Directors elected pursuant to the provisions of §§4 and 5 of Article 141 of Law 6,404/76 shall also be regarded as Independent Directors. If the application of the percentage referenced above results in a fractional number of Directors, the result shall be rounded to in accordance with the Novo Mercado Rules.

§ 4 - The Chairman and the Vice-Chairman of the Board of Directors shall be elected among the members thereof during a Meeting of the Board of Directors to be held immediately after the General Meeting which has elected them, subject to Art. 10, §3.

§ 5 - In the case of impediment or temporary absence, the Vice-Chairman shall replace the Chairman, and during the period of such replacement the Vice-Chairman shall have powers identical to those of the Chairman, the alternate of the Chairman being nevertheless entitled to exercise the right to vote in his capacity as a member of the Board of Directors.

§ 6 - Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective alternates in the first Meeting to be held after the vacancy.

§ 7 - During their impediments or temporary absences, the members of the Board of Directors shall be replaced by their respective alternates.

§ 8 - Should a vacancy occur in the office of a member of the Board of Directors or of an alternate, the vacancy shall be filled by nomination by the remaining members of an alternate who shall serve until the next General Meeting, which shall decide on his election. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election.

§ 9 - If the Board of Directors is elected under the multiple vote regime, as established in Article 141 of Law No. 6,404/76, the Chairman of the shareholders meeting shall inform those shareholders present that the common shares which elected a member of the Board of Directors, by means of a separate vote in accordance with §§4 and 5 of Article 141 of Law 6,404/76, may not participate in the multiple vote regime and, evidently, may not participate in the calculation of the respective quorum. Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote.

§ 10 - With the exception of the principal members and their respective alternates elected by means of separate vote, respectively, by the employees of the company and by the holders of common and/or preferred shares, under §§4 and 5 of Article 141 of Law 6,404/76, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, principal or alternate, elected through the multiple vote system by the general shareholders meeting, shall imply the removal of the other members of the Board of Directors also elected through the multiple vote system, and consequently a new election shall be held; in other cases of vacancy, in the absence of an alternate, the first general shareholders meeting shall elect the whole Board.

§ 11 - Whenever, cumulatively, the election of the Board of Directors is held under the multiple vote system and the holders of common shares or special class preferred shares or company employees exercise the right established in §§ 4 and 5 of Article 141 of Law 6,404/76 and in §2 above, the shareholder or group of shareholders under vote agreement who hold over 50% (fifty percent) of common shares with voting rights, shall be ensured the right to elect officers in a number equal to those elected by the other shareholders, plus one, irrespective of the number of officers established in the head of Article 11.

“Article 14 - (...)

and

XXXV.
determining a list of three expert business valuation firms in order to prepare a valuation report for Vale’s shares in the event of an OPA (as defined below) for the cancellation of the company’s registration as a publicly held company, for the exit from the Novo Mercado or in the OPA provided for in Article 45 of these By-laws.
(...)”

“Article 15 - The Board of Directors, shall have, for advice on a permanent basis, 5 (five) technical and advisory committees, denominated as follows: Personnel Committee, Compliance and Risk Committee, Finance Committee, Audit Committee and Sustainability Committee.

(...)”

“Article 30 - (...)

Sole Paragraph - An Agreement of Consent of the Members of the Fiscal Council, as provided for in the terms of the Novo Mercado Rules, as well as the compliance with the applicable legal requirements, are required before the members of the Fiscal Council take office.”

“Article 36 - (...)

Sole Paragraph - The amount of the interest, paid or credited in the form of interest on stockholders' equity in accordance with the prescriptions of Article 9, § 7 of Law # 9,249 dated December 26, 1995 and of relevant legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on the special class preferred shares, such amount for all legal purposes forming the sum of the dividends distributed by the company.”

“CHAPTER VIII — SALE OF CONTROL, CANCELLATION OF THE COMPANY’S REGISTRATION AS A PUBLICLY HELD COMPANY AND EXIT FROM THE NOVO MERCADO”

“Article 42 - (...)

II.
in case of transfer of the control of a company holding Control over the company, in which case the Selling Controlling Shareholder shall inform B3 regarding the amount attributed to the company in this transfer and attach the documents evidencing such amount.”

“Article 43 - (...)

II - pay, as indicated below, the amount equivalent to the difference between the tender offer price and the amount paid per any share acquired on a stock exchange in the six (6) months prior to the acquisition of Control, duly adjusted for inflation until the payment date. Such amount shall be distributed among all persons who sold the company’s common shares during the trading sessions in which the Purchaser made the acquisitions, proportionally to the net daily selling balance of each, and B3 will take measures to make the distribution pursuant to its regulations.”

“Article 45 - Any person, shareholder or Group of Shareholders who acquires or becomes, or has become, by any means, the holder of an amount equal to or greater than 25% (twenty-five percent) of the company’s total issued common shares or of its total capital stock, excluding shares held in treasury, shall, within thirty (30) days after the date of acquisition or the event resulting in the ownership of shares in an amount equal to or greater than the aforementioned limit, make or request the registration of, as the case may be, a tender offer for all common shares issued by the company (oferta pública para aquisição, or “OPA”), in compliance with applicable CVM and B3 regulations and the terms of this article.

§ 1 - The OPA shall be (i) addressed equally to all shareholders holding common shares issued by the company, (ii) made in an auction to be held at B3, (iii) launched at the price determined in accordance with the provisions of § 2 below, and (iv) paid in cash in Brazilian currency for the acquisition of the company’s common shares issued in the OPA.

(...)”

“Article 48 - The appraisal report referred to in Articles 45, 47, 52 and 54 of these By-laws shall be prepared by a specialized institution or firm with proven experience and with decisionmaking power independent from the company, its Administrators and/or the Controlling Shareholder(s), and the report shall also meet the requirements of Article 8, §1 of Law No. 6,404/76 and be subject to liability as set forth in §6 of the same article of Law No. 6,404/76.

(...)”

“Article 51 - Cases not expressly addressed in these By-laws shall be resolved by the General Meeting and in accordance with Law No. 6,404/76, in accordance with the Novo Mercado Rules.”

“Article 52 - In the event of a proposed exit from the Novo Mercado by Vale, so that the securities issued by Vale can be admitted for trading outside the Novo Mercado, or as a result of a corporate restructuring in which the company resulting from this restructuring does not have its securities admitted for trading in the Novo Mercado within 120 (one hundred and twenty) days from the shareholders’ meeting approving said restructuring, the Controlling Shareholder must conduct a public offer to acquire the shares belonging to the other Vale shareholders, at least in the Economic Value to be appraised in a valuation performed according to the terms of caput and §1 of Article 48 of these By-laws, complying with the applicable legal norms.”

“Article 53 - In the event that there is no Controlling Shareholder, in the case of a proposed exit from the Novo Mercado by Vale so that the securities issued by Vale can be admitted for trading outside the Novo Mercado, or as a result of a corporate restructuring in which the company resulting from this restructuring does not have its securities admitted for trading in the Novo Mercado within 120 (one hundred and twenty) days from the shareholders’ meeting approving said restructuring, the exit will be subject to the realization of a public offer to acquire shares in the same conditions provided for in the article above.

§ 1 - Such general meeting shall define the person(s) responsible for conducting the public offer to acquire shares, who, being present at the meeting, shall expressly assume the obligation to conduct the offer.

§ 2 - In the absence of a definition of those responsible for conducting the public offer to acquire shares, in the event of a corporate restructuring in which the company resulting from this restructuring does not have its securities admitted for trading in the Novo Mercado, the shareholders voting for such a corporate reorganization shall conduct such offer.”

“Article 54 - Vale’s exit from the Novo Mercado as a result of noncompliance with the obligations of the Novo Mercado Rules is subject to the realization of a public offer to acquire shares for at least the Economic Value of the shares, which is to be appraised in a valuation performed according to the terms of caput and §1 of Article 48 of these By-laws, complying with the applicable legal norms.

§ 1 - The Controlling Shareholder must conduct the public offer to acquire shares provided for in the caput of this article.

§ 2 - In the event that there is no Controlling Shareholder and the exit from the Novo Mercado referenced in the caput happens as a result of agreement in a general meeting, the shareholders that voted in favor of the agreement which resulted in the respective noncompliance must conduct a public offer to acquire shares as provided for in the caput.

§ 3 - In the event that there is no Controlling Shareholder and the exit from the Novo Mercado referenced in the caput occurs as a result of an administrative act or fact, the Executive Officers and Directors of Vale shall call a general shareholder's meeting with the agenda being a discussion of how to amend the noncompliance with regards to the obligations provided in the Novo Mercado Rules or, as the case may be, discuss Vale’s exit from the Novo Mercado.

§ 4 - In the event that the general meeting referred to in §3, above, agree on the exit of the Company from the Novo Mercado, said general meeting shall define the parties that will be responsible for the realization of a public offer to acquire shares provided for in the caput, who, being present at the meeting, shall expressly assume the obligation to conduct the offer.

“Article 55 - The company, its shareholders, Administrators and members of the Fiscal Council and of the Committees undertake to resolve by arbitration before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) any and all disputes or controversies that may arise between or among them, related to or resulting from, in particular, the application, validity, effectiveness, interpretation, breach and its effects of the provisions of Law No. 6,404/76, these By-laws and the rules issued bythe National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to the operation of capital markets in general, , other than those provided for in the Novo Mercado Rules, the Arbitration Rules, the Sanction Rules and the Novo Mercado Participation Agreement.”

3.800.741.506 votes in favor, 3.269.143 votes against and 510.237.407 abstentions were counted.

7.3.
By majority, pursuant to articles 224, 225 and 227 of Law No. 6,404/1976, the Protocol and Justification of Merger of Balderton, signed by the administrators of Vale and Balderton, was approved, which sets forth the terms and conditions of the merger of Balderton into Vale.

3.791.385.397 votes in favor, 691.478 votes against and 522.171.181 abstentions were counted.

7.4.
By majority, pursuant to articles 224, 225 and 227 of Law No. 6,404/1976, the Protocol and Justification of Merger of Fortlee, signed by the administrators of Vale and Fortlee, was approved, which sets forth the terms and conditions of the merger of Fortlee into Vale.

3.791.380.018 votes in favor, 697.554 votes against and 522.170.484 abstentions were counted.

7.5.
By majority, pursuant to articles 224, 225, 227 and 229 of Law No. 6,404/1976, the Protocol and Justification of Partial Spin-off of EBM, signed by the administrators of Vale and EBM, was approved, which sets forth the terms and conditions of the partial spin-off of EBM with merger of the spun-off portion into Vale.

3.791.429.868 votes in favor, 637.632 votes against and 522.180.556 abstentions were counted.

7.6.
By majority, the ratification of appointment of Premiumbravo Auditores Independentes (“Premiumbravo”) was approved, a specialized company with head offices located at Avenida Flamboyants da Pen’nsula 100, Bloco 3 - salas 201 a 204, CNPJ/MF 01.796.259/0001-30 and registered in the Regional Accounting Board of the State of Rio de Janeiro (Conselho Regional de Contabilidade do Estado do Rio de Janeiro - CRC-RJ) under No. 004216/O-8, referred by the administrators of Vale, Balderton, Fortlee and EBM to appraise the owner’s equity of Balderton, Fortlee and the spun-off portion of EBM’s equity, as applicable, for purposes of their merger into the Company.

3.790.722.121 votes in favor, 691.043 votes against and 522.834.892 abstentions were counted.

7.7.
By majority, the Appraisal Report prepared by Premiumbravo of Balderton’s book value was approved.

3.791.393.629 votes in favor, 641.557 votes against and 522.212.870 abstentions were counted.

7.8.
By majority, the Appraisal Report prepared by Premiumbravo of Fortlee’s book value was approved.

 3.791.404.980 votes in favor, 623.430 votes against and 522.219.646 abstentions were counted.

7.9.
By majority, the Appraisal Report prepared by Premiumbravo of the book value of the spun-off portion of EBM's equity was approved.

3.791.399.901 votes in favor, 633.010 votes against and 522.215.145 abstentions were counted.

7.10.
By majority, the merger of the wholly-owned subsidiary Balderton, without the issuance of new shares and without a change in the capital stock of Vale, resulting in the transfer of all its equity to Vale, was approved. As a result of such merger, Balderton will be dissolved and Vale will be its universal successor, in all its legal or conventional assets, rights and obligations, under the terms of current legislation.

3.791.403.914 votes in favor, 253.252 votes against and 522.190.890 abstentions were counted.

7.11.
By majority, the merger of the wholly-owned subsidiary Fortlee, without the issuance of new shares and without a change in the capital stock of Vale, resulting in the transfer of all its equity to Vale, was approved. As a result of such merger, Fortlee will be dissolved and Vale will be its universal successor, in all its legal or conventional assets, rights and obligations, under the terms of current legislation.

3.791.408.814 votes in favor, 658.001 votes against and 522.181.241 abstentions were counted.

7.12.
By majority, the merger of the spun-off portion of EBM’s equity into the Company was approved, without the issuance of new shares of Vale, considering that the common shares issued by Minerações Brasileiras Reunidas S.A. – MBR which comprise the spun-off portion mentioned above are indirectly held by Vale, through Vale’s interest in EBM, and that JFE Steel Corporation, the only other shareholder of EBM, will not receive common shares issued by Vale, as described under the EBM Protocol. Thus, the merger of the spun-off portion of EBM’s equity will not result in any change to Vale’s capital stock or By-Laws, as also described under the EBM Protocol. As a result of this transaction, Vale will remain jointly and severally liable for any obligations of EBM prior to the partial spin-off, as provided for in article 233 of Law No. 6,404/1976.

3.791.387.619 votes in favor, 668.097 votes against and 522.192.340 abstentions were counted.

7.13.
By majority, the ratification of the following appointments was approved: Mr. (i) Toshiya Asahi, Japanese, married, undergraduate degree in metallurgical engineering, National Registry of Foreigners (Registro Nacional de Estrangeiros - RNE) No. V140661-A, Individual Taxpayer Number/Ministry of Finance (Cadastro de Pessoas F’sicas/Ministério da Fazenda - CPF/MF) 055.107.797-21, with business address at Praia do Flamengo 200, 14 floor, in the City of Rio de Janeiro, State of Rio de Janeiro, as principal member of the Board of Directors; and (ii) Gilmar Dalilo Cezar Wanderley, Brazilian, married, economist, I.D. (Instituto Félix Pacheco - IFP/RJ) No. 091656678, CPF/MF 084.489.987-90 with business address at Praia de Botafogo, No. 501, 4 floor, in the City of Rio de Janeiro, RJ, as alternate member of Mr. Marcel Juviniano Barros. The principal and alternate Members above, who will join the administration term until the Ordinary Shareholders’ Meeting to be held in 2019, declare that they are in good standing, pursuant to Article 147 of Law No. 6,404/76, to perform their duties;

3.305.365.772 votes in favor, 416.826.339 votes against and 592.055.945 abstentions were counted.

7.14.
It is hereby recorded that, as a result of the resolutions approved at this Meeting, the Company’s administrators were authorized to perform all acts necessary to implement and formalize Vale’s listing on the Novo Mercado segment and the mergers of Balderton, Fortlee and the spun-off portion EBM’s equity and, therefore, they may sign any and all documents, forms and requirements that may be required.

7.15.
In addition, the ratification of item 6.4.2 of the minutes of the Extraordinary Shareholders’ Meeting held on October 18, 2017 is recorded, such that “economist” should be understood as “securities advisor.”

08 - ADJOURNMENT:

After drawn-up and approved, these minutes were signed by shareholders in sufficient number to establish the majority needed for approval of the matters included in the agenda, pursuant to Article 9, § 2 of the Company’s By-Laws.

I certify that the minutes are a true copy of the original drawn-up in the book.

Rio de Janeiro, December 21, 2017.

Maria Isabel dos Santos Vieira
Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

Date December 21, 2017	By:	/s/ André Figueiredo
Director of Investor Relations